For Immediate Release

City Telecom Announces it has received Requisite Consents with respect to its Offer to Purchase and
Consent Solicitation for its 8.75% Senior Notes due 2015 and is extending Consent Date to 11:59
p.m., New York City time, on July 15, 2009

July 1, 2009 – City Telecom (H.K.) Limited (the “Company”, SEHK: 1137, NASDAQ: CTEL), a corporation incorporated under the laws of Hong Kong, today announced it has received, as of 5:00 p.m., New York City time, on June 30, 2009, tenders and consents from holders representing at least a majority of the aggregate principal amount of the Company’s outstanding 8.75% Senior Notes Due 2015 (the “Notes”) in connection with its offer to purchase and consent solicitation for any and all of its Notes (the “Offer to Purchase and Consent Solicitation”), which was announced on June 17, 2009.

It is expected that the Company will, as soon as possible after the date hereof, execute a supplemental indenture (the “Supplemental Indenture”) to the indenture governing the Notes (the “Indenture”) which, among other things, eliminate substantially all of the restrictive covenants and certain events of default provisions in the Indenture, subject to the receipt by the trustee of an officer’s certificate from the Company, legal opinions and copies of board resolutions from the Company and its subsidiaries. The Supplemental Indenture will become effective upon execution but the proposed amendments to the Indenture will not become operative until all Notes validly tendered have been accepted for purchase pursuant to the terms of the Offer to Purchase and the Consent Solicitation.

The Company is extending the Consent Date (which originally was at 5:00 p.m., New York City time, on June 30, 2009, as set forth in the Offer to Purchase and Consent Solicitation Statement) to 11:59 p.m., New York City time, on July 15, 2009 (being the same time as the Expiration Date, unless further extended). Notwithstanding the extension of the Consent Date, holders who have tendered Notes and delivered consents pursuant to the terms of the Offer to Purchase and Consent Solicitation will be deemed to have waived any rights pursuant the Indenture to revoke consents as of the original Consent Date. As such, holders who tendered Notes and delivered consents on or prior to 5:00 p.m. on June 30, 2009, and holders who tender Notes and deliver consents thereafter, have no right to withdraw any tendered Notes or revoke any delivered consents after 5:00pm on June 30, 2009.

All holders who validly tender Notes and deliver consents after 5:00 p.m. on June 30, 2009 and before the Expiration Date will receive a consent payment of US$20.00 in respect of each US$1,000 principal amount of the Notes accepted for purchase, in addition to a tender offer consideration of US$930.00 in respect of each US$1,000 principal amount of the Notes validly tendered and accepted for purchase on the payment date in accordance with the terms set forth in the Offer to Purchase and Consent Solicitation Statement.

Holders can obtain additional copies of the Offer to Purchase and Consent Solicitation Statement and related material from the Information Agent, D.F. King & Co., Inc. at (888) 887-0082 (toll-free). The Company has retained Citigroup Global Markets Inc. (“Citi”) to act as exclusive dealer manager and solicitation agent for the Offer (the “Dealer Manager”). Holders with questions about the Offer to Purchase and Consent Solicitation can contact Citi’s Liability Management Group at (800) 558-3745 (toll-free) or +1 (212) 723-6108 (collect).

The Offer to Purchase and Consent Solicitation are being made solely on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement. This communication is for informational purposes only and is qualified by reference to the Offer to Purchase and Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. This press release also is not a solicitation of consents to the proposed amendments to the indenture.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its next generation network to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 872,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk. The information contained in or linked to the Company’s website is not, and is not intended to be, a part of this Offer to Purchase and Consent Solicitation Statement.